Exhibit 23.1

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Consent of Independent Accountants

We hereby consent to the use in this Registration Statement on Amendment No. 3 to Form F-1, (No. 333-121527) of our report dated February 4, 2005, relating to the financial statements of Peru Copper Inc., as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003, which appear in such Registration Statement.

We also consent to the references to us under the heading “Experts” in such Registration Statement.

Chartered Accountants

Vancouver, BC

April 1, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.